THE SUPER CROWD, INC.
COMMON STOCK SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "**Agreement**") is made as of _____ (the "**Effective Date**") by and between The Super Crowd, Inc., a Delaware Public Benefit Corporation (the "**Company**"), and _____ ("**Subscriber**").

1.   Subscription. In consideration for Subscriber paying $_____.00 to the Company, Company hereby issues to Subscriber _____ shares of Common Stock in the Company (the "**Shares**").

2.   Company Representations. The Company hereby represents and warrants to Subscriber as of the Effective Date as follows:

(a)   Organization, Good Standing, and Qualification. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to issue and sell the Shares, to carry out the provisions of this Agreement, and to own and operate its properties and assets and carry on its business as presently conducted. A true and correct copy of the Company's Certificate of Incorporation, in effect as of the Company's execution of this Agreement (the "**Charter**"), is attached hereto as **Exhibit A**.

(b)   Valid Issuance of Shares. The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid, and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement and the Charter, applicable state and federal securities laws, and liens or encumbrances created by or imposed on Subscriber. Based in part on the accuracy of the representations of Subscriber in Section 3 of this Agreement and subject to filings pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), and applicable state securities laws, the offer, sale, and issuance of the Shares to be issued pursuant to and in conformity with the terms of this Agreement.

(c)   Authorization; Binding Obligations. All corporate action on the part of the Company as necessary for the authorization of this Agreement, the performance of all obligations of the Company hereunder, and the authorization, sale, issuance, and delivery of the Shares pursuant hereto has been taken. This Agreement, when executed and delivered, will be a valid and binding obligation of the Company enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws of general application affecting enforcement of creditors' rights and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(d)   Governmental Consents and Filings. No consent, approval, order, or authorization of, or registration, qualification, designation, declaration, or filing with, any federal, state, or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for applicable state and federal securities filings.

(e) <u>Compliance with Other Instruments</u>. The Company is not in violation or default (a) of any provisions of the Charter or the Company's bylaws, (b) of any judgment, order, writ, or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage, or purchase order to which it is a party or, (d) of any provision of federal or state statute, rule, or regulation materially applicable to the Company. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage, or purchase order or (ii) an event which results in the creation of any lien, charge, or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

(f) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge, or investigation before any court, arbitrator, mediator, or governmental body or, to the Company's knowledge, currently threatened in writing against the Company.

3. **Subscriber Representations**. Subscriber hereby represents and warrants to the Company as follows:

(a) <u>The Company May Rely on These Representations.</u> Subscriber understands that the Company's offer and sale of the Shares has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on Subscriber's representations in this Agreement, that an exemption from such registration requirement is available for such sale. Subscriber understands that the availability of this exemption depends upon the representations Subscriber is making to the Company in this Agreement being true and correct.

(b) <u>Subscriber Can Protect Its Interests.</u> Subscriber has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of Subscriber's investment in the Shares, and Subscriber can protect its own interests in this regard.

(c) <u>Subscriber Recognizes Its Economic Risk.</u> Subscriber has fully reviewed the information the Company has provided in connection with the purchase and sale of the Shares, and Subscriber understands that the Company's future prospects are uncertain. Subscriber understands and is able to bear any economic risks involved in an investment in the Shares, including (1) the speculative high risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Shares.

(d) <u>Subscriber Advised to Seek Representation.</u> Subscriber understands that nothing in this Agreement or any other materials presented to Subscriber in connection with the purchase and sale of the Shares constitutes legal, tax, or investment advice. The Company has advised Subscriber to consult with such legal, tax, and investment advisors as Subscriber, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Shares.

(e)   Complete Information from Subscriber. All information provided by Subscriber to the Company in connection with the purchase of the Shares is true, correct, and complete as of the date hereof. Subscriber is not subject to backup withholding by the Internal Revenue Service (unless Subscriber provides written notice to the Company that it is subject to backup withholding).

(f)   Authority; Binding Agreement. Subscriber represents and warrants to, and covenants with, the Company that (i) Subscriber has full right, power, authority, and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Subscriber enforceable against Subscriber in accordance with its terms, except as enforceability may be limited by applicable law.

(g)   Indemnification. Subscriber agrees to indemnify and hold harmless the Company and its agents, officers, and directors for any claims, judgments, or expenses incurred as a result of any breach of the representations and warranties made by Subscriber herein.

(h)   No Resale Without Registration or Exemption. Subscriber has been advised that the Shares have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

(i)   Investment Purpose Only. Subscriber is purchasing the Shares for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Subscriber has no present intention of selling, granting any participation in or otherwise distributing the same.

(j)   Information from the Company. Subscriber acknowledges that it has received all the information it has requested from the Company and it considers necessary or appropriate for deciding whether to purchase the Shares. Subscriber is familiar with the business that is conducted and is intended to be conducted by the Company, including financial matters related to the business. Subscriber represents that it has had an opportunity to ask questions and receive answers from the Company regarding the business and financial affairs of the Company and the terms and conditions of the offering of the Shares and to obtain any additional information necessary to verify the accuracy of the information given to Subscriber.

4.   **Miscellaneous.**

(a)   Notice. Any and all notices, elections, demands, or requests permitted or required to be made under this Agreement shall be in writing, signed by the party giving such notice, election, demand, or request, and shall be delivered personally, by email, or sent by registered, certified, or Express United States mail, postage prepaid, or by Federal Express or similar nationally recognized delivery service requiring a receipt, to the other party at the address set forth below, or to such other party and at such other address within the United States of America as any party may designate as provided herein. The date of receipt of such notice, election, demand, or request shall be the earliest of (i) the date of actual receipt, (ii) three business days after the date of mailing by registered or certified mail, (iii) one business day after the date of sending via overnight delivery by Express Mail, Federal Express, or another similar service requiring a receipt, or (iv) the date of personal delivery (or refusal by or on behalf of the addressee upon presentation of a properly addressed notice for delivery).

      (b)   <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the laws of the State of Vermont, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof.

      (c)   <u>Further Assurances</u>. Each party hereto shall execute and/or cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request for the purpose of carrying out or evidencing any of the transactions contemplated hereby.

      (d)   <u>Entire Agreement; Amendment</u>. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral. This Agreement may not be amended, modified, or revoked, in whole or in part, except by an agreement in writing signed by each of the parties hereto.

      (e)   <u>Assignment</u>. Subscriber may not assign any of its rights nor delegate any of its rights or obligations under this Agreement to any other person without the prior written consent of the Company. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties successors and assigns (if any).

      (f)   <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and both of which together shall constitute one and the same agreement.

      (g)   <u>Electronic Signatures</u>. Each party to this Agreement agrees that electronic signatures, whether digital or encrypted, to this Agreement are intended to authenticate this writing and to have the same force and effect as original manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

      (h)   <u>Severability</u>. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

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IN WITNESS WHEREOF, the undersigned parties have executed this Subscription Agreement as of the Effective Date.

SUBSCRIBER:

[FOR ENTITY USE THIS SIGNATURE BLOCK]

INVESTOR NAME: _____

By: _____
        (Signature)

Name:_____

Title:_____

Address: _____

_____

_____

[FOR INDIVIDUAL USE THIS SIGNATURE BLOCK]

INVESTOR NAME: _____

_____
        (Signature)

Address: _____

_____

_____

COMPANY:

THE SUPER CROWD, INC.

By: _____
        (Signature)

Name:_____

Title:_____

Address: _____

_____

_____

EXHIBIT A

CERTIFICATION OF INCORPORATION